EXHIBIT 99.2
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	March 31,	December 31,
	2007	2006
	Unaudited	As Adjusted
		(note 2)
ASSETS

Current Assets
Cash and cash equivalents	$80,651	$109,236
Restricted cash	504	498
Short-term investments	141,324	123,430
Accounts receivable	632,993	460,828
Inventories (note 3)	800,122	820,485
Deferred tax assets	38,319	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	2,615	2,977
Income taxes receivable	—	23,623
Other current assets	18,129	17,428

Total Current Assets	1,714,657	1,597,043

Investments in 50% Owned Joint Ventures (note 5)	164,863	167,466
Property, Plant and Equipment (note 4)	1,147,304	1,119,458
Goodwill	252,599	252,599
Deferred Financing Costs	11,348	12,029
Deferred Tax Assets	5,741	12,948
Other Assets	14,756	14,845

TOTAL ASSETS	$3,311,268	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$406,312	$317,425
Accrued salaries, wages and employee benefits	101,424	110,237
Accrued interest	9,538	20,909
Income taxes payable	24,621	19,478
Accrued sales, use and property taxes	8,759	8,024
Current portion of long-term environmental reserve	9,454	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	17,759	15,443
Other current liabilities	16,915	19,629
Current portion of long-term borrowings (note 6)	184	214

Total Current Liabilities	594,966	523,597

Long-term Borrowings, Less Current Portion (note 6)	431,705	431,441
Accrued Benefit Obligations (note 9)	245,862	238,503
Long-term Environmental Reserve, Less Current Portion	11,709	9,993
Other Liabilities	39,604	38,082
Deferred Tax Liabilities	52,963	53,733
Minority Interest	30,972	27,581

TOTAL LIABILITIES	1,407,781	1,322,930

Contingencies, commitments and guarantees

Shareholders’ Equity
Capital stock (note 11)	1,017,635	1,016,287
Retained earnings	874,022	828,998
Accumulated other comprehensive income	11,830	8,173

TOTAL SHAREHOLDERS’ EQUITY	1,903,487	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,311,268	$3,176,388

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2007	2006
		As Adjusted
		(note 2)
NET SALES	$1,342,996	$1,059,230

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,068,872	862,162
Selling and administrative	50,663	55,446
Depreciation and amortization	28,479	26,135
Other operating income, net	(683)	(2,486)

	1,147,331	941,257

INCOME FROM OPERATIONS	195,665	117,973

INCOME FROM 50% OWNED JOINT VENTURES (note 5)	17,695	29,329

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	213,360	147,302

OTHER EXPENSES
Interest, net	7,951	10,662
Foreign exchange (gain) loss, net	(248)	1,078
Amortization of deferred financing costs	756	697
Minority interest	4,612	—

	13,071	12,437

INCOME BEFORE INCOME TAXES	200,289	134,865

INCOME TAX EXPENSE	66,754	46,020

NET INCOME	$133,535	$88,845

EARNINGS PER COMMON SHARE — BASIC	$0.44	$0.29
EARNINGS PER COMMON SHARE — DILUTED	$0.44	$0.29
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

	Number of	Capital	Retained	Accumulated Other
	Shares	Stock	Earnings	Comprehensive	Total
			As Adjusted	Income
			(note 2)

Balances at December 31, 2005	304,471,493	$1,010,341	$545,789	$33,263	$1,589,393

Net income			88,845		88,845
Foreign exchange				1,131	1,131
Dividends			(73,092)		(73,092)
Employee stock options	257,632	1,490			1,490

Balances at March 31, 2006	304,729,125	$1,011,831	$561,542	$34,394	$1,607,767

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458

Net income			133,535		133,535
Foreign exchange				3,657	3,657
Dividends			(88,511)		(88,511)
Employee stock options	144,963	1,348			1,348

Balances at March 31, 2007	305,521,566	$1,017,635	$874,022	$11,830	$1,903,487

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2007	2006
		As Adjusted
		(note 2)
OPERATING ACTIVITIES
Net income	$133,535	$88,845
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	4,612	—
Depreciation and amortization	28,479	26,135
Amortization of deferred financing costs	756	697
Deferred income taxes	6,673	3,102
Loss (gain) on disposition of property, plant and equipment	304	(4,560)
Income from 50% owned joint ventures	(17,695)	(29,329)
Distributions from 50% owned joint ventures	20,404	30,403
Compensation cost from share-based awards	8,782	26,376
Excess tax benefits from share-based payment arrangements	(526)	(706)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(170,695)	(82,288)
Inventories	22,162	33,612
Other assets	23,063	(1,671)
Liabilities	70,835	17,430

NET CASH PROVIDED BY OPERATING ACTIVITIES	130,689	108,046

INVESTING ACTIVITIES
Additions to property, plant and equipment	(54,114)	(40,879)
Proceeds received from the disposition of property, plant and equipment	756	5,205
Acquisitions	—	(7,692)
Purchases of short-term investments	(217,689)	(326,400)
Sales of short-term investments	199,795	148,550

NET CASH USED IN INVESTING ACTIVITIES	(71,252)	(221,216)

FINANCING ACTIVITIES
Payments on term loans	(357)	(532)
Additions to deferred financing costs	—	(404)
Cash dividends	(88,511)	(73,092)
Proceeds from issuance of employee stock purchases	295	477
Excess tax benefits from share-based payment arrangements	526	706
Change in restricted cash	(6)	—

NET CASH USED IN FINANCING ACTIVITIES	(88,053)	(72,845)

Effect of exchange rate changes on cash and cash equivalents	31	(7)

DECREASE IN CASH AND CASH EQUIVALENTS	(28,585)	(186,022)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$80,651	$228,237

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BASIS OF PRESENTATION
The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNT POLICES
All significant intercompany transactions and accounts have been eliminated in consolidation. Certain amounts for prior years have been reclassified to conform to the 2007 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at March, 31, 2007, its Condensed Consolidated Statements of Earnings for the three months ended March 31,2007 and 2006, its Condensed Consolidated Statement of Cash Flows for the three months ended March 31,2007 and 2006 and its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31,2007 and 2006, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2006 Consolidated Balance Sheet data was derived from audited financial statements included in Gerdau Ameristeel’s 2006 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (“2006 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2006 Annual Report.
Adoption of New Accounting Pronouncements
On January 1, 2007, the Company adopted retrospectively Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. The Company records expenses for planned major maintenance activities and the costs for plant shutdowns as operating expenses as incurred.
The impact of the change in accounting for planned major maintenance activities on the December 31, 2006 Condensed Consolidated Balance Sheet is as follows ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Adjusted
Other current liabilities	$21,723	$(2,094)	$19,629
Total Current Liabilities	525,691	(2,094)	523,597
Deferred Tax Liabilities	52,963	770	53,733
Total Liabilities	1,324,254	(1,324)	1,322,930
Retained earnings	827,674	1,324	828,998
Total Shareholders’ Equity	1,852,134	1,324	1,853,458
Total Liabilities and Shareholders’ Equity	3,176,388	—	3,176,388

The impact of the change in accounting for planned major maintenance activities in the Condensed Consolidated Statement of Earnings for the three months ended March 31, 2006 is as follows ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Adjusted
Cost of sales	$(864,441)	$2,279	$(862,162)
Income from Operations	115,694	2,279	117,973
Income Before Other Expenses and Income Taxes	145,023	2,279	147,302
Income Before Income Taxes	132,586	2,279	134,865
Income Tax Expense	45,200	820	46,020
Net Income	87,386	1,459	88,845
There was no change to the basic or diluted earnings per common share. As a result of the accounting change, retained earnings in the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity as of January 1, 2007 and 2006 increased from $827.7 million and $540.4 million, respectively, as originally reported, to $829.0 million and $545.8 million, respectively.
The impact of the change in accounting for planned major maintenance activities in the Condensed Consolidated Statement of Cash flows, after certain reclassifications, for the three months ended March 31, 2006 is as follows ($000s):

	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted
Net income	$87,386	$1,459	$88,845
Deferred income taxes	2,282	820	3,102
Liabilities	19,709	(2,279)	17,430
Net Cash Provided by Operating Activities	108,046	—	108,046
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $13.9 million of unrecognized tax benefits, of which $10.9 million would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the three months ended March 31, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 1998 to 2006 remain open to examination by the Canadian taxing jurisdictions.
Recent Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.

NOTE 3 — INVENTORIES
Inventories consist of the following ($000s):

	At March 31,	At December 31,
	2007	2006
Ferrous and non-ferrous scrap	$114,337	$92,107
Work-in-process	139,065	156,407
Finished goods	316,079	347,737
Raw materials (excluding scrap) and operating supplies	230,641	224,234

	$800,122	$820,485

NOTE 4 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	At March 31, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$93,183	$(6,753)	$86,430
Buildings and improvements	202,744	(43,279)	159,465
Machinery and equipment	1,245,890	(573,015)	672,875
Construction in progress	222,784	—	222,784
Property, plant and equipment held for sale	5,750	—	5,750

	$1,770,351	$(623,047)	$1,147,304

	At December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$93,732	$(6,260)	$87,472
Buildings and improvements	199,503	(41,325)	158,178
Machinery and equipment	1,228,398	(544,691)	683,707
Construction in progress	183,710	—	183,710
Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

NOTE 5 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in the Condensed Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of purchase price adjustment recorded by the Company ($000s):

	March 31,	December 31,
	2007	2006
Balance Sheet
Current assets	$223,365	$209,523
Property, plant and equipment, net	207,082	211,893
Current liabilities	70,918	55,250
Long-term debt	5,741	5,769

	Three Months Ended March 31,
	2007	2006
Statement of Earnings
Sales	$230,665	$241,313
Operating income	32,843	55,316
Income before income taxes	32,869	55,410
Net income	31,988	54,979
NOTE 6 — LONG-TERM DEBT
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company’s first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries until September 30, 2007. The lenders concurrently waived a covenant non-compliance related to these balances. The Company is in compliance with the terms of the amended facility. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At March 31, 2007, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592.2 million was available under the Senior Secured Credit Facility, net of $57.8 million of outstanding letters of credit.
Debt includes the following ($000s):

	March 31,	December 31,
	2007	2006
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	$399,934	$399,638
Industrial Revenue Bonds, bearing interest of 3.65% to 6.38%, due through December 2018	31,600	31,600
Other, bearing interest of 6.24%, due through October 2010	355	417

	431,889	431,655
Less current portion	(184)	(214)

	$431,705	$431,441

NOTE 7 — RELATED PARTY TRANSACTIONS
In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products and raw materials from affiliated companies. For the three months ended March 31, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 26,684 tons and 27,687 tons of steel products and raw materials from affiliated companies for $10.3 million and $12.7 million, respectively. These purchases do not represent a significant percentage of the Company’s total purchases and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 8 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	Three Months Ended March 31,
	2007	2006
Tax provision at Canadian statutory rates	$68,338	$46,016
Tax exempt income	(6,235)	(6,225)
Effect of different rates in foreign jurisdictions	7,097	4,768
Other, net	(2,446)	1,461

Income Tax Expense	$66,754	$46,020

NOTE 9 — POST RETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three months ended		Three months ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	$5,430	$4,230	$507	$363
Interest cost	7,183	6,134	1,121	684
Expected return on plan assets	(7,380)	(6,097)	—	—
Amortization of transition liability	50	47	—	—
Amortization of prior service cost	563	324	(87)	(82)
Recognized actuarial loss	1,440	837	115	25

Net periodic benefit cost	$7,286	$5,475	$1,656	$990

The Company contributed $3.7 million to its defined benefit pension plans for the three months ended March 31, 2007. The Company expects to contribute an additional $31.1 million during the remainder of fiscal year 2007.
The Company expects to receive subsidies on prescription drug benefits under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”). The impact of these subsidies has reduced the accumulated other postretirement benefit obligation by $10.6 million. The reduction of net periodic benefit cost was not significant.

NOTE 10 — COMPREHENSIVE INCOME
In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

	Three Months Ended
	March 31,	March 31,
	2007	2006
Net income	$133,535	$88,845
Foreign currency translation adjustment	3,657	1,131

Comprehensive income	$137,192	$89,976

NOTE 11 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
March 31, 2007 Common	Unlimited	305,521,566	$1,017,635

December 31, 2006 Common	Unlimited	305,376,603	$1,016,287
On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. These resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007.
On May 2, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on June 1, 2007 to shareholders of record at the close of business on May 16, 2007.

Earnings per Share
The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

	Three Months Ended
	March 31,	March 31,
	2007	2006
		As Adjusted
Basic earnings per share:
Basic net earnings	$133,535	$88,845

Average shares outstanding	305,206,875	304,568,170

Basic net earnings per share	$0.44	$0.29

Diluted earnings per share:
Diluted net earnings	$133,535	$88,845

Diluted average shares outstanding:
Average shares outstanding	305,206,875	304,568,170
Dilutive effect of stock options and share units	947,974	1,064,258

	306,154,849	305,632,428

Diluted net earnings per share	$0.44	$0.29
At March 31, 2007, options to purchase 659,997 (796,193 at March 31, 2006) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.
NOTE 12 — STOCK BASED COMPENSATION
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2007:

2007
Risk free interest rate	4.51%
Expected life	6.25 years
Expected volatility	50.50%
Expected dividend yield	4.00%
The grant date fair value of stock options granted during the year ended March 31, 2007 was $ 4.08.
During the three months ended March 31, 2007, the Company recognized $0.5 million of stock compensation costs related to the options issued during 2007. At March 31, 2007, the remaining unrecognized compensation cost related to these unvested options was approximately $1.4 million and the weighted-average period of time over which this cost will be recognized is 3 years.

The following table summarizes stock options outstanding as of March 31, 2007, as well as activity during the three months then ended:

	Number of	Weighted- Average
	Shares	Exercise Price
Outstanding at December 31, 2006	1,418,511	$5.37
Granted	454,497	10.90
Exercised	(152,125)	1.81
Expired	(6,000)	17.81

Outstanding at March 31, 2007 (a)	1,714,883	$7.12

Options exercisable	1,107,991

(a)	At March 31, 2007, the weighted-average remaining contractual life of options outstanding was 6.2 years.
At March 31, 2007, the aggregate intrinsic value of options outstanding and options exercisable were both $9.2 million and $8.5 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the three months ended March 31, 2007 are provided in the following table ($000s):

2007
Proceeds from stock options exercised	$295
Tax benefit related to stock options exercised	526
Intrinsic value of stock options exercised	1,522
For the three months ended March 31, 2007 and 2006 the Company recorded $8.8 million and $26.4 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
NOTE 13 — CONTINGENCIES AND COMMITMENTS
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. During 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim. The Company has fully accrued for this claim. The Settlement Agreement was subject to public comment (which has occurred), EPA approval and Court approval.  The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.

NOTE 14 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: selling and administrative expenses that may not be directly attributable to either specific segment.
Operational results for the two business segments and other financial data for the three month periods ended March 31 are presented below ($000s):

	Three Months Ended
	March 31, 2007	March 31, 2006
Revenue from external customers:
Steel mills	$1,033,792	$847,630
Downstream products	309,204	211,600

Total	$1,342,996	$1,059,230

Inter-company sales:
Steel mills	$148,089	$108,089
Downstream products	623	—
Corp/eliminations/other	(148,712)	(108,089)

Total	$—	$—

Total sales:
Steel mills	$1,181,881	$955,719
Downstream products	309,827	211,600
Corp/eliminations/other	(148,712)	(108,089)

Total	$1,342,996	$1,059,230

Operating income:
Steel mills	$176,998	$133,215
Downstream products	26,486	16,905
Corp/eliminations/other	(7,819)	(32,147)

Total	$195,665	$117,973

	As of March 31,	As of December 31,
	2007	2006
Segment assets:
Steel mills	$2,276,228	$2,131,872
Downstream products	527,927	497,664
Corp/eliminations/other	507,113	546,852

Total	$3,311,268	$3,176,388

NOTE 15 — SUBSEQUENT EVENTS
On May 3, 2007, the Company, entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually.

NOTE 16 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS – AS REVISED
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and March 31, 2006 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:
Subsequent to the issuance of its unaudited condensed consolidated financial statements for the interim period ended March 31, 2007, the Company determined that the previously presented condensed consolidating financial data as of March 31, 2007 and December 31, 2006 and the three months ended March 31, 2007 and 2006 did not reflect the investment in subsidiaries of GUSAP, Gerdau Ameristeel Corporation and combined Guarantor Subsidiaries under the equity method of accounting for purposes of the supplemental consolidating financial statements. The current presentation has been revised to reflect all investments in controlled subsidiaries under the equity method of accounting. Net income of the subsidiaries accounted for under the equity method of accounting are therefore reflected in their parent’s investment accounts. The principle elimination entries eliminate investment in subsidiaries and intercompany balances and transactions. Certain amounts previously classified in the investing section of the March 31, 2007 and 2006 condensed consolidated statement of cash flows have been reclassified to the operating section relating to intercompany balances. In addition, a subsidiary which was a Guarantor Subsidiary was inappropriately classified as a Non-Guarantor Subsidiary. These revisions in presentation did not effect our condensed consolidated financial position or condensed consolidated results of operations, nor did the revisions adversely impact our compliance with debt covenants or ratios.
Set forth below are the revised and previously reported Condensed Consolidating Balance Sheet at March 31, 2007 and December 31, 2006, Condensed Consolidating Statements of Earnings for the three months ended March 31, 2007 and 2006 and Condensed Consolidating Statement of Cash Flows for the three months ended March 31, 2007 and 2006.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
MARCH 31, 2007 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS

Current Assets
Cash and cash equivalents	$967	$11,025	$66,576	$2,083	$—	$80,651
Restricted cash		—	504	—	—	504
Short-term investments		—	141,324	—	—	141,324
Accounts receivable	—	80,372	406,472	146,149	—	632,993
Intercompany accounts receivable	—	—	610,158	—	(610,158)	—
Inventories	—	102,574	621,585	75,963	—	800,122
Deferred tax assets	—	—	34,690	3,629	—	38,319
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,615		2,615
Other current assets	—	5,152	11,740	1,237	—	18,129

Total Current Assets	967	199,123	1,893,049	231,676	(610,158)	1,714,657

Investments in Subsidiaries	445,947	1,094,656	736,176	—	(2,111,916)	164,863
Property, Plant and Equipment	—	223,969	823,848	99,487	—	1,147,304
Goodwill	—	—	118,028	134,571	—	252,599
Deferred Financing Costs	8,703	429	2,194	22	—	11,348
Deferred Tax Assets	—	9,682	(3,941)	—	—	5,741
Other Assets	—	(304)	5,886	9,174	—	14,756

TOTAL ASSETS	$455,617	$1,527,555	$3,575,240	$474,930	$(2,722,074)	$3,311,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$63,514	$315,985	$26,813	$—	$406,312
Intercompany accounts payable	4,355	94,937	—	36,626	(135,918)	—
Accrued salaries, wages and employee benefits	—	10,560	65,879	24,985	—	101,424
Accrued interest	8,754	38	746	—	—	9,538
Income taxes payable	345	(596)	23,440	1,432	—	24,621
Accrued sales, use and property taxes	—	1,096	7,219	444	—	8,759
Current portion of long-term environmental reserve	—	—	9,454	—	—	9,454
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,759	—	17,759
Other current liabilities	—	3,417	12,100	1,398	—	16,915
Current portion of long-term borrowings	—	118	60	6	—	184

Total Current Liabilities	13,454	173,084	434,883	109,463	(135,918)	594,966

Long-term Borrowings, Less Current Portion	399,934	155	31,600	16	—	431,705
Related Party Borrowings	—		463,741	10,500	(474,241)	—
Accrued Benefit Obligation	—	75,400	113,314	57,148	—	245,862
Long-term Environmental Reserve, Less Current Portion	—	—	11,709	—	—	11,709
Other Liabilities	—	4,529	35,075	—	—	39,604
Deferred Tax Liabilities	—	—	57,465	(4,502)	—	52,963
Minority Interest	—	—	—	30,972	—	30,972

TOTAL LIABILITIES	413,388	253,168	1,147,787	203,597	(610,159)	1,407,781

Shareholders’ Equity
Capital stock	61,109	1,334,795	1,841,889	44,224	(2,264,382)	1,017,635
Retained earnings (accumulated deficit)	(9,249)	(323)	617,958	256,926	8,710	874,022
Accumulated other comprehensive income	(9,631)	(60,085)	(32,394)	(29,817)	143,757	11,830

TOTAL SHAREHOLDERS’ EQUITY	42,229	1,274,387	2,427,453	271,333	(2,111,915)	1,903,487

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$455,617	$1,527,555	$3,575,240	$474,930	$(2,722,074)	$3,311,268

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
MARCH 31, 2007 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS

Current Assets
Cash and cash equivalents	$967	$11,025	$66,600	$2,059	$—	$80,651
Restricted cash	—	—	504	—	—	504
Short-term investments	—	—	141,324	—	—	141,324
Accounts receivable	—	80,372	451,772	100,849	—	632,993
Intercompany accounts receivable	—	—	111,290	—	(111,290)	—
Inventories	—	102,574	690,043	7,505	—	800,122
Deferred tax assets	—	—	38,319	—	—	38,319
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,615		2,615

Other current assets	—	5,152	12,601	376	—	18,129

Total Current Assets	967	199,123	1,512,453	113,404	(111,290)	1,714,657

Investments in Subsidiaries	453,429	1,723,756	156,690	—	(2,333,875)	—
Investments in 50% Owned Joint Ventures	—	—	164,863	—	—	164,863
Property, Plant and Equipment	—	223,969	911,256	12,079	—	1,147,304
Goodwill	—	—	181,710	70,889	—	252,599
Deferred Financing Costs	8,703	429	2,194	22	—	11,348
Deferred Tax Assets	—	9,682	(3,941)	—	—	5,741
Other Assets	—	(304)	6,973	8,087	—	14,756

TOTAL ASSETS	$463,099	$2,156,655	$2,932,198	$204,481	$(2,445,165)	$3,311,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$63,514	$337,049	$5,749	$—	$406,312
Intercompany accounts payable	4,355	94,937	—	1,499	(100,791)	—
Accrued salaries, wages and employee benefits	—	10,560	79,018	11,846	—	101,424
Accrued interest	8,754	38	746	—	—	9,538
Income taxes payable	345	(596)	25,460	(588)	—	24,621
Accrued sales, use and property taxes	—	1,096	7,598	65	—	8,759
Current portion of long-term environmental reserve	—	—	9,454	—	—	9,454
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,759	—	17,759
Other current liabilities	—	3,417	12,616	882	—	16,915
Current portion of long-term borrowings	—	118	66	—	—	184

Total Current Liabilities	13,454	173,084	472,007	37,212	(100,791)	594,966

Long-term Borrowings, Less Current Portion	399,934	155	31,616	—	—	431,705
Related Party Borrowings	—	—	—	10,500	(10,500)	—
Accrued Benefit Obligation	—	75,400	170,462	—	—	245,862
Long-term Environmental Reserve, Less Current Portion	—	—	11,709	—	—	11,709
Other Liabilities	—	4,529	35,075	—	—	39,604
Deferred Tax Liabilities	—	—	52,963	—	—	52,963
Minority Interest	—	—	—	30,972	—	30,972

TOTAL LIABILITIES	413,388	253,168	773,832	78,684	(111,291)	1,407,781

TOTAL SHAREHOLDERS’ EQUITY	49,711	1,903,487	2,158,366	125,797	(2,333,874)	1,903,487

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,099	$2,156,655	$2,932,198	$204,481	$(2,445,165)	$3,311,268

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS

Current Assets
Cash and cash equivalents	$7,885	$16,025	$84,946	$380	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable	—	45,089	298,580	117,159	—	460,828
Intercompany accounts receivable	—	—	725,576	—	(725,576)	—
Inventories	—	98,581	645,360	76,544	—	820,485
Deferred tax assets	—	—	34,909	3,629	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income taxes receivable	—	204	22,934	485	—	23,623
Other current assets	14	3,053	12,050	2,311	—	17,428

Total Current Assets	7,899	162,952	1,948,283	203,485	(725,576)	1,597,043

Investments in Subsidiaries	445,946	1,083,008	742,192	—	(2,103,680)	167,466
Property, Plant and Equipment	—	223,946	796,972	98,540	—	1,119,458
Goodwill	—	—	118,029	134,570	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Assets	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	6,108	9,569	—	14,845

TOTAL ASSETS	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$264,104	$16,564	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	154,528	(251,777)	—
Accrued salaries, wages and employee benefits	—	8,379	78,294	23,564	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	17,287	2,065	—	19,478
Accrued sales, use and property taxes	—	549	6,852	623	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,124	14,209	2,296	—	19,629
Current portion of long-term borrowings	—	118	85	11	—	214

Total Current Liabilities	23,618	141,983	394,679	215,094	(251,777)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,600	18	—	431,441
Related Party Borrowings	—	—	466,049	7,750	(473,799)	—
Accrued Benefit Obligation	—	74,602	106,814	57,087	—	238,503
Long-term Environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	38	58,197	(4,502)	—	53,733
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	1,101,185	303,028	(725,576)	1,322,930

Shareholders’ Equity
Capital stock	61,109	1,320,313	1,844,030	45,266	(2,254,431)	1,016,287
Retained earnings	(11,679)	3,561	698,116	127,396	11,604	828,998
Accumulated other comprehensive income	(9,631)	(59,446)	(32,394)	(29,503)	139,147	8,173

TOTAL SHAREHOLDERS’ EQUITY	39,799	1,264,428	2,509,752	143,159	(2,103,680)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$7,885	$16,025	$85,000	$326	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	328,381	87,358	—	460,828
Intercompany accounts receivable	—	—	107,435	—	(107,435)	—
Inventories	—	98,581	713,769	8,135	—	820,485
Deferred tax assets	—	—	38,538	—	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income Tax Receivable	—	204	22,934	485	—	23,623
Other current assets	14	3,053	13,678	683	—	17,428

Total Current Assets	7,899	162,952	1,433,663	99,964	(107,435)	1,597,043

Investments in Subsidiaries	465,256	1,672,038	156,521	—	(2,293,815)	—
Investments in 50% Owned Joint Ventures	—	—	167,466	—	—	167,466
Propery, Plant and Equipment, net	—	223,946	883,903	11,609	—	1,119,458
Goodwill	—	—	181,711	70,888	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	7,374	8,303	—	14,845

TOTAL ASSETS	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$274,682	$5,986	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	2,436	(99,685)	—
Accrued salaries, wages and employee benefits	—	8,379	91,080	10,778	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	19,307	45	—	19,478
Accrued sales, use and property taxes	—	549	7,424	51	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,124	14,864	1,641	—	19,629
Current portion of long-term borrowings	—	118	96	—	—	214

Total Current Liabilities	23,618	141,983	421,301	36,380	(99,685)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,618	—	—	431,441
Related Party Borrowings	—	—	—	7,750	(7,750)	—
Accrued Benefit Obligations	—	74,602	163,901	—	—	238,503
Long-term environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	38	53,695	—	—	53,733
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	714,361	71,711	(107,435)	1,322,930

TOTAL SHAREHOLDERS’ EQUITY	59,109	1,853,458	2,115,630	119,076	(2,293,815)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2007 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$193,844	$978,382	$170,770	$1,342,996

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	160,742	773,727	134,403	1,068,872
Selling and administrative	—	4,929	38,598	7,136	50,663
Depreciation and amortization	—	5,396	20,197	2,886	28,479
Other operating income, net	—	(26)	(495)	(162)	(683)

	—	171,041	832,027	144,263	1,147,331

INCOME FROM OPERATIONS	—	22,803	146,355	26,507	195,665

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	17,695	—	17,695

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	22,803	164,050	26,507	213,360

OTHER EXPENSES
Interest, net	10,722	1,531	(4,411)	109	7,951
Foreign exchange loss (gain), net	—	336	(570)	(14)	(248)
Amortization of deferred financing costs	507	29	219	1	756
Minority interest	—	—	—	4,612	4,612

	11,229	1,896	(4,762)	4,708	13,071

(LOSS) INCOME BEFORE INCOME TAXES	(11,229)	20,907	168,812	21,799	200,289

INCOME TAX EXPENSE	499	9,895	56,360	—	66,754

(LOSS) INCOME BEFORE STOCK DIVIDENDS	(11,728)	11,012	112,452	21,799	133,535

STOCK DIVIDENDS	(27,159)	(74,397)	101,556	—	—

NET INCOME	$15,431	$85,409	$10,896	$21,799	$133,535

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2007 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$193,844	$1,082,193	$66,959	$—	$1,342,996

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	160,742	857,241	50,889	—	1,068,872
Selling and administrative	—	4,929	41,858	3,876	—	50,663
Depreciation and amortization	—	5,396	22,164	919	—	28,479
Other operating income,net	—	(26)	(466)	(191)	—	(683)

	—	171,041	920,797	55,493	—	1,147,331

INCOME FROM OPERATIONS	—	22,803	161,396	11,466	—	195,665

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	17,695	—	—	17,695

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	22,803	179,091	11,466	—	213,360

OTHER EXPENSES
Interest, net	10,722	1,531	(4,469)	167	—	7,951
Foreign exchange loss (gain), net	—	336	(570)	(14)	—	(248)
Amortization of deferred financing costs	507	29	219	1	—	756
Minority interest	—	—	—	4,612	—	4,612
Other income	(3,521)	—	—	—	3,521	—

	7,708	1,896	(4,820)	4,766	3,521	13,071

(LOSS) INCOME BEFORE INCOME TAXES	(7,708)	20,907	183,911	6,700	(3,521)	200,289

INCOME TAX EXPENSE	499	9,895	56,360	—	—	66,754

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(8,207)	11,012	127,551	6,700	(3,521)	133,535

EQUITY EARNINGS OF SUBSIDIARIES	11,510	122,523	9,252	—	(143,285)	—

NET INCOME	$3,303	$133,535	$136,803	$6,700	$(146,806)	$133,535

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$168,038	$883,096	$8,096	$1,059,230

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	142,173	712,765	7,224	862,162
Selling and administrative	—	3,948	51,198	300	55,446
Depreciation and amortization	—	5,254	20,830	51	26,135
Other operating (income) expense, net	—	(118)	(2,368)	—	(2,486)

	—	151,257	782,425	7,575	941,257

INCOME FROM OPERATIONS	—	16,781	100,671	521	117,973

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	29,329	—	29,329

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	16,781	130,000	521	147,302

OTHER EXPENSES
Interest, net	10,667	2,947	(2,992)	40	10,662
Foreign exchange loss (gain), net	—	1,225	(142)	(5)	1,078
Amortization of deferred financing costs	518	31	147	1	697

	11,185	4,203	(2,987)	36	12,437

(LOSS) INCOME BEFORE INCOME TAXES	(11,185)	12,578	132,987	485	134,865

INCOME TAX EXPENSE	151	4,242	41,339	288	46,020

(LOSS) INCOME BEFORE STOCK DIVIDENDS	(11,336)	8,336	91,648	197	88,845

STOCK DIVIDENDS	(21,009)	(394)	21,403	—	—

NET INCOME	$9,673	$8,730	$70,245	$197	$88,845

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED MARCH 31, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$168,038	$883,096	$8,096	$—	$1,059,230

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	142,173	712,765	7,224	—	862,162
Selling and administrative	—	3,948	51,198	300	—	55,446
Depreciation and amortization	—	5,254	20,830	51	—	26,135
Other operating (income) expense	—	(118)	(2,368)		—	(2,486)

	—	151,257	782,425	7,575	—	941,257

INCOME FROM OPERATIONS	—	16,781	100,671	521	—	117,973

EARNINGS FROM JOINT VENTURES	—	—	29,329	—	—	29,329

INCOME BEFORE OTHER EXPENSES & INCOME TAXES	—	16,781	130,000	521	—	147,302

OTHER EXPENSES
Interest, net	10,667	2,947	(2,992)	40	—	10,662
Foreign exchange loss	—	1,225	(142)	(5)	—	1,078
Amortization of deferred financing costs	518	31	147	1	—	697

	11,185	4,203	(2,987)	36	—	12,437

(LOSS) INCOME BEFORE INCOME TAXES & STOCK DIVIDENDS	(11,185)	12,578	132,987	485	—	134,865

INCOME TAX EXPENSE	151	4,242	41,339	288	—	46,020

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,336)	8,336	91,648	197	—	88,845

EQUITY EARNINGS OF SUBSIDIARIES	11,617	80,509	291	—	(92,417)	—

NET INCOME (LOSS)	$281	$88,845	$91,939	$197	$(92,417)	$88,845

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$15,431	$85,409	$10,896	$21,799	$133,535
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	4,612	4,612
Depreciation and amortization	—	5,396	20,197	2,886	28,479
Amortization of deferred financings costs	507	29	219	1	756
Deferred income taxes	—	6,282	391	—	6,673
Loss (gain) on disposition of property, plant and equipment	—	—	287	17	304
Income from 50% owned joint ventures	—	—	(17,695)	—	(17,695)
Distributions from 50% owned joint ventures	—	—	20,404	—	20,404
Compensation cost from share-based awards, net of tax benefit	—	8,782	—	—	8,782
Excess tax benefits from share-based payment arrangements	—	(526)	—	—	(526)

					—
Changes in operating assets and liabilities, net of acquisitions:					—
Accounts receivable	—	(34,202)	(106,486)	(30,007)	(170,695)
Inventories	—	(2,936)	24,516	582	22,162
Other assets	15	(2,568)	24,174	1,442	23,063
Liabilities	(10,166)	21,445	160,869	(101,313)	70,835

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,787	87,111	137,772	(99,981)	130,689

INVESTING ACTIVITIES
Intercompany investments	(12,410)	(1,488)	(91,293)	105,191	—
Additions to property, plant and equipment	—	(2,934)	(47,662)	(3,518)	(54,114)
Proceeds received from disposition of property, plant and equipment	—	—	738	18	756
Purchases of short-term investments	—	—	(217,689)	—	(217,689)
Sales of short-term investments	—	—	199,795	—	199,795

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(12,410)	(4,422)	(156,111)	101,691	(71,252)

FINANCING ACTIVITIES
Payments on term loans	(295)	(30)	(25)	(7)	(357)
Cash dividends	—	(88,511)	—	—	(88,511)
Proceeds from issuance of employee stock purchases	—	295	—	—	295
Excess tax benefits from share-based payment arrangements	—	526	—	—	526
Change in restricted cash	—	—	(6)	—	(6)

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(295)	(87,720)	(31)	(7)	(88,053)

Effect of exchange rate changes on cash and cash equivalents	—	31	—	—	31

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,918)	(5,000)	(18,370)	1,703	(28,585)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	84,946	380	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$967	$11,025	$66,576	$2,083	$80,651

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$3,303	$133,535	$136,803	$6,700	$(146,806)	$133,535
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	4,612	—	4,612
Depreciation and amortization	—	5,396	22,164	919	—	28,479
Amortization of deferred financing costs	507	29	219	1	—	756
Deferred income taxes	—	6,282	391	—	—	6,673
Loss (gain) on disposition of property, plant and equipment	—	—	287	17	—	304
Income from 50% owned joint ventures	—	—	(17,695)	—	—	(17,695)
Distributions from 50% owned joint ventures	—	—	20,404	—	—	20,404
Cash dividends received	27,158	70,347	10,270	—	(107,775)	—
Equity Earnings of subsidiaries	(11,510)	(122,523)	(9,252)	—	143,285	—
Compensation cost from share-based awards, net of tax benefit	—	8,782	—	—	—	8,782
Excess tax benefits from share-based payment arrangements	—	—	(526)	—	—	(526)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(34,202)	(121,985)	(14,508)	—	(170,695)
Inventories	—	(2,936)	24,468	630	—	22,162
Other assets	15	(2,568)	25,119	497	—	23,063
Liabilities	(13,096)	24,007	52,542	3,861	3,521	70,835

NET CASH PROVIDED BY OPERATING ACTIVITIES	6,377	86,149	143,209	2,729	(107,775)	130,689

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(2,934)	(50,119)	(1,061)	—	(54,114)
Proceeds received from disposition of property, plant and equipment	—	—	738	18	—	756
Purchases of short-term investments	—	—	(217,689)	—	—	(217,689)
Sales of short-term investments	—	—	199,795	—	—	199,795

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	(2,934)	(67,275)	(1,043)	—	(71,252)

FINANCING ACTIVITIES
Payments on term loans	(295)	(30)	(25)	(7)	—	(357)

Cash dividends	(13,000)	(88,511)	(94,775)	—	107,775	(88,511)
Proceeds from issuance of employee stock purchases	—	295	—	—	—	295
Excess tax benefits from share-based payment arrangements	—	—	526	—	—	526
Change in restricted cash	—	—	(6)	—	—	(6)

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(13,295)	(88,246)	(94,280)	(7)	107,775	(88,053)

Effect of exchange rate changes on cash and cash equivalents	—	31	—	—	—	31

INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	(6,918)	(5,000)	(18,346)	1,679	—	(28,585)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	84,946	380	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$967	$11,025	$66,600	$2,059	$—	$80,651

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$9,673	$8,730	$70,245	$197	$88,845
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	5,255	20,829	51	26,135
Amortization of deferred financing costs	518	31	147	1	697
Deferred income taxes	—	4,189	(248)	(839)	3,102
Gain on disposition of property, plant and equipment	—	—	(4,560)	—	(4,560)
Income from 50% owned joint ventures	—	—	(29,329)	—	(29,329)
Distributions from 50% owned joint ventures	—	—	30,403	—	30,403
Compensation cost from share-based awards	—	26,376	—	—	26,376
Excess tax benefits from share-based payment arrangements	—	(706)	—	—	(706)

Changes in operating assets and liabilities, net of acquisitions:	—
Accounts receivable	—	(10,910)	(69,902)	(1,476)	(82,288)
Inventories	—	15,259	18,131	222	33,612
Other assets	—	1,023	(2,536)	(158)	(1,671)
Liabilities	(12,087)	(113,557)	11,247	131,827	17,430

NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,896)	(64,310)	44,427	129,825	108,046

INVESTING ACTIVITIES
Intercompany investments	—	129,912	(190)	(129,722)	—
Additions to property, plant and equipment	—	(6,452)	(34,427)	—	(40,879)
Proceeds received from disposition of property, plant and equipment	—	—	5,205	—	5,205
Acquisitions	—	—	(7,692)	—	(7,692)
Purchases of short-term investments	—	—	(326,400)	—	(326,400)
Sales of short-term investments	—	—	148,550	—	148,550

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	123,460	(214,954)	(129,722)	(221,216)

FINANCING ACTIVITIES
Payments on term loans	(215)	—	(247)	(70)	(532)
Additions to deferred financing costs	—	(5)	(399)	—	(404)
Cash dividends	—	(73,092)	—	—	(73,092)
Proceeds from issuance of employee stock purchases	—	477	—	—	477
Excess tax benefits from share-based payment arrangements	—	706	—	—	706

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(215)	(71,914)	(646)	(70)	(72,845)

Effect of exchange rate changes on cash and cash equivalents	—	(7)	—	—	(7)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,111)	(12,771)	(171,173)	33	(186,022)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,302	$8,462	$215,822	$651	$228,237

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 (AS REVISED)
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$281	$88,845	$91,939	$197	$(92,417)	$88,845
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	5,254	20,830	51	—	26,135
Amortization of deferred financing costs	518	31	147	1	—	697
Deferred income taxes	—	4,189	(248)	(839)	—	3,102
Gain on disposition of property, plant and equipment	—	—	(4,560)	—	—	(4,560)
Income from 50% owned joint ventures	—	—	(29,329)	—	—	(29,329)
Distributions from 50% owned joint ventures	—	—	30,403	—	—	30,403
Cash dividends received	21,009	—	—	—	(21,009)	—
Equity Earnings of subsidiaries	(11,617)	(80,509)	(291)	—	92,417	—
Compensation cost from share-based awards, net of tax benefit		26,376		—	—	26,376
Excess tax benefits from share-based payment arrangements	—	—	(706)	—	—	(706)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(10,910)	(69,902)	(1,476)	—	(82,288)
Inventories	—	15,259	18,131	222	—	33,612
Other assets	—	1,023	(2,536)	(158)	—	(1,671)
Liabilities	(12,087)	16,750	10,662	2,105	—	17,430

NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,896)	66,308	64,540	103	(21,009)	108,046

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(6,452)	(34,427)	—	—	(40,879)
Proceeds received from disposition of property, plant and equipment	—	—	5,205	—	—	5,205
Acquisitions	—	—	(7,692)	—	—	(7,692)
Purchase of short-term investments	—	—	(326,400)	—	—	(326,400)
Sales of short-term investments	—	—	148,550	—	—	148,550

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	(6,452)	(214,764)	—	—	(221,216)

FINANCING ACTIVITIES
Payments on term loans	(215)	—	(247)	(70)	—	(532)
Additions to deferred financing costs	—	(5)	(399)	—	—	(404)
Cash dividends paid	—	(73,092)	(21,009)	—	21,009	(73,092)
Proceeds from issuance of employee stock purchases	—	477	—	—	—	477
Excess tax benefits from share-based payment arrangements	—	—	706	—	—	706

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(215)	(72,620)	(20,949)	(70)	21,009	(72,845)

Effect of exchange rate changes on cash and cash equivalents	—	(7)	—	—	—	(7)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,111)	(12,771)	(171,173)	33	—	(186,022)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	—	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,302	$8,462	$215,822	$651	$—	$228,237